Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The table below sets forth the registrant’s ratio of earnings to fixed charges for the periods indicated:

	Nine months ended September 30, 2015	Years ended December 31,
		2014	2013	2012
	(in thousands, except ratios)
Fixed charges:
Interest expense	$40,354	$48,477	$20,921	$—
Capitalized interest	3,086	9,115	1,475	—
Estimate of interest within rental expense	—	—	—	—

Total fixed charges	$43,440	$57,592	$22,396	$—

Earnings available for fixed charges:
Loss before income taxes	$(209,841)	$(111,377)	$(43,541)	$(8,759)
Add: Fixed charges	43,440	57,592	22,396	—
Less: Capitalized interest	(3,086)	(9,115)	(1,475)	—

Total earnings available for fixed charges	$(169,487)	$(62,900)	$(22,620)	$(8,759)

Ratio of earnings to fixed charges(1)(2)	—	—	—	—

(1)	Additional earnings of $212,927, $120,492, $45,016, and $8,759 would have been needed to achieve coverage of 1:1 for the nine months ended September 30, 2015 and the years ended December 31, 2014, 2013, and 2012, respectively.
(2)	No preferred stock was outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.